February 8, 2010

VIA EDGAR AND HAND DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	IA Global, Inc. Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Dear Mr. Spirgel:

Reference is made to the Staff’s comment letter dated January 21, 2010 (the “Staff’s Letter”) to IA Global, Inc. (the “registrant”). The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s (i) annual report on Form 10-K for the fiscal year ended March 31, 2009 (the “annual report”) and (ii) quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009 (the “quarterly report”).

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

We have provided to each of you, Ms. Kessman and Mr. Suchiro a courtesy copy of this letter. These comments have been made in response to the Staff’s comments.

SEC comments

Form 10-Q for the Quarterly Period ended September 30, 2009

Consolidated Statements of Cash Flows, page 5

1.

We note that for the six months ended September 30, 2009 your beginning of period cash and cash equivalents was $19,174 and your end of period cash and cash equivalents is zero. Since you did not appear to have significant cash during the six months ended September 30, 20009, tell us why your effect of exchange rate changes on cash was $1,455,498. Please provide a detailed analysis for the effect of exchange rate changes on cash.

Effect to this comment as been given in the Form 10Q/A for the quarterly period September 30, 2009 filed with the SEC on February 1, 2010.

Note 3. Deconsolidated and Returned Assets, Acquisitions, Investments, page 13

Deconsolidation of Global Hotline, Inc., page 13

2.

We note your disclosure that your “net profit and stockholders’ equity will increase by $10.1 million during the three months ended December 31, 2009 as a result of recording the deferred gain of from the forfeiture of Global Hotline operations that was recorded during the three months ended September, 2009.” In this regard tell us and disclose why you have a deferred gain of $10.1 million related to the deconsolidation of Global Hotline. In addition, tell us why you believe you can recognize this gain in the three months ended December 31, 2009. Please refer to your basis in accounting literature.

The Company accounted for the deconsolidation of Global Hotline in accordance to ASC 360-10-45-15 “Property, Plant, and Equipment - Other Presentation Matters” (Formerly SFAS 144 “Accounting for the impairment or Disposal of Long-Lived Assets” (paragraph 27)). Under this guidance the asset would be classified as held and used until disposed of. In the matter of Global Hotline, this subsidiary has been “disposed of other than by sale” due to the dispute, as disclosed, with H Capital, Inc. Although the dispute over the defaulted debt and the related foreclosure on the business of Global Hotline started its protracted process in late May 2009, which ultimately resulted in the Company’s decision on December 8, 2009 to deconsolidate Global Hotline effective as of July 1, 2009.

The date of effectiveness was determined as July 1, 2009 due to the inadequate access to complete accounting records after July 1, 2009. The Company wishes to note the word “access” as the accounting records were maintained subsequent to July 1, 2009. It is the access to these records, inability to reconcile various general ledger accounts after the June 30, 2009 quarter end, consultation with local legal counsel involved in the debt default negotiations and loss over the day to day managerial control matters all as a result of H Capital’s claim of ownership of Global Hotline, which ultimately resulted in management’s decision to deconsolidate Global Hotline on December 8, 2009, but effective as of July 1, 2009. Accordingly, the net assets and liabilities of Global Hotline are presented as if disposed of by being classified as a deferred gain, as opposed to being classified as held for sale, since the business of Global Hotline had been ceased by the creditor H Capital. The delayed management disposal decision of December 8, 2009 was due to the early confidence, with consultation of local legal counsel, that the registrant would overcome the debt default and access to financial records and other matters with H Capital. The actual sales/disposal gain of Global Hotline could not be recorded on the accounting records of the registrant until management had exhausted their efforts to regain control over the Global Hotline business. The deferral of the gain was recognized when management deconsolidated Global Hotline on December 8, 2009 (ASC 450-30-25 Contingencies Recognition and 605-10-25 Revenue Recognition).

In summation, Global Hotline defaulted on certain debt to H Capital on May 27, 2009 resulting in a notification of foreclosure on the business of Global Hotline in June 2009, deconsolidation was effective as of July 1, 2009, and realized as December 8, 2009. Management continued negotiations with H Capital to overcome the debt defaults for the period from June 2009 through December 7, 2009.

Sold Equity Investment in Slate Consulting Co. LTD., page 17

3.

It appears that you sold your investment in Slate on December 18, 2009. If you sold your investment on December 18, 2009, tell us why you believe it is appropriate to recognize the loss on sale of approximately $1,285,000 during the three months ended September 30, 2009. Refer to your basis in accounting literature.

The Company acknowledges that a poor choice of words was utilized to describe an impairment evaluation and the resulting accounts recorded in recognition of the recoverability of the investment in Slate Consulting Co., Ltd. “Slate”. Such impairment evaluation was overshadowed by the penultimate sale of Slate Consulting Co., Ltd on December 18, 2009, which preceded the filing of the September 30, 2009 Form 10Q. The Form 10Q for the quarter ended September 30, 2009 discussed the sale of the remaining ownership in Slate Consulting and the resulting terms of such sale as a recognized subsequent event as defined by ASC 855-10-25 “Recognized Subsequent Event” (formerly SFAS 165 “Subsequent Events”). Management believes that the recognition of this impairment, although characterized as a loss on sale as of September 30, 2009, will not change any of the resulting financial results. Clearly the caption headings and the description of reporting a loss should have been presented differently.

The Company’s 20.5% share in Slate had a diminished value, after weighing several indicators such as the lack of control, decline in current business environment due to negative economic changes in the country and world, continued lack of producing meaningful profitable operations even after the implementation of new business strategies. While determining the exact amount of the impairment loss was challenging at September 30, 2009, the penultimate sale post quarter end and prior to the issuance of the September 30, 2009 Form 10Q, clearly aided in a determining the impairment to record of $1,284,756.

The Company recorded the impairment based on SFAS 165 paragraph 9:

b.

Subsequent events affecting the realization of assets, such as receivables and inventories or the settlement of estimated liabilities, should be recognized in the financial statements when those events represent the culmination of conditions that existed over a relatively long period of time......

The impairment valuation was characterized as a sale, since prior to the issuance of these September 30, 2009 Form 10Q, the sale of Slate was culminated on December 18, 2009. We could revise the income statement and cash flow caption headings to discuss the impairment and the balance sheet caption headings to reinstate the investment portion in Slate portion supported by the agreed upon receivable and fair value of the common stock returned, but the result will not change the resulting financial results. The choice of words only effects the September 30, 2009 Form 10Q, since these caption heading would in fact become relevant for the successive nine month Form 10Q ended December 31, 2009.

We do not believe it is necessary to amend for the change in caption headings since the caption headings and financial results presented do reflect the penultimate event of the sale, versus the same interim status as an impairment versus loss.

Note 12. Commitments, Contingencies and Legal Proceedings, page 27

Legal Proceeding-Global Hotline, page 27

4.

We note in addition to bank loans of approximately $12,000,000, Global Hotline had payroll, social insurance and other tax liabilities of approximately $9.0 million as of September 30, 2009. You also state that you have not accrued any liabilities related to Global Hotline as of September 30, 2009. Tell us in detail why you believe third party creditors and/or government agencies will not hold you responsible for those liabilities.

The Company utilized Japanese legal counsel to evaluate the liabilities and it negotiated directly with the various tax agencies. All bank loans were guaranteed by Global Hotline, Inc. and the CEO of Global Hotline, Inc. The tax liabilities were the liabilities of Global Hotline. Accounts receivable collections were provided to the various tax agencies to satisfy the tax liabilities.

In summary, based on the extensive review by Japanese legal counsel and negotiations with and payments to various tax agencies, IA Global, Inc. has no responsible for the liabilities under Japanese law.

Results of Operations, page 35

Six Months Ended September 30, 2009 Compared to the Six Months Ended September 30, 2008

5.	Tell us why you had $410,000 of forensic audit expense for the six months ended September 30, 2009. Tell us in detail what the forensic auditors were investigating.

On June 1, 2009, at the direction of the CEO and the board of directors, the Company commenced a forensic and detailed internal audit of Global Hotline. The detailed forensic audit was conducted by myself, assisted by two auditors and our CEO. The audit was considered necessary by the CEO and the board because of the entry into an alleged loan with an unlicensed Japanese lender, H Capital, Inc. by Global Hotline management, a series of alleged questionable transactions authorized by Global Hotline management, and the continued and unexpected unprofitable operations of Global Hotline since August 2008. During this audit, we examined all transactions of Global Hotline for the fiscal year ended March 31, 2010 and up to September 3, 2009.

This forensic audit delayed the filing for the Form 10-K for the fiscal year ended March 31, 2009 and the Form 10-Q’s for the fiscal quarters ended June 30, 2009 and September 30, 2009.

As disclosed in a form 8-K filed on September 3, 2009, the Company completed the detailed forensic audit and no evidence of fraud was detected or found.

In addition, the registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Staff has any further comments concerning the matters contained in this letter, we request, if practicable, that such comments be addressed telephonically to the undersigned at 727-366-9134.

Sincerely,

/s/ Mark Scott

Mark Scott,

Chief Financial Officer

cc:	Ms. Kessman — Securities and Exchange Commission Mr. Suchiro — Securities and Exchange Commission